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EXHIBIT 1A-6

MATERIAL CONTRACTS

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DEVELOPMENT AND SALES AGREEMENT

Effective Date: 13 November 2018

between

Cosswiss AG
Seestrasse 59, 8703 Erlenbach, Switzerland, registered in the commercial register of the Canton of Zurich under the register number CHE-106.364.257

("**COSSWISS**")

and

Kerluxe Inc.
401 N Michigan Ave. Ste. 1293, Chicago, IL 60611, USA, registered in the commercial register of Delaware No. 7146518

("**CLIENT**"; and together with COSSWISS, "**Parties**")

WHEREAS

1) COSSWISS engages in the development and manufacturing of cosmetics, lifestyle and beauty products for third parties worldwide and CLIENT engages in the sale of cosmetics, lifestyle and beauty products;
2) COSSWISS provides advisory services to third parties pertaining to sales and distribution strategies for lifestyle, cosmetics and beauty products worldwide;
3) CLIENT desires that COSSWISS develops and manufactures cosmetics, lifestyle and beauty products on its behalf, and COSSWISS desires to develop and manufacture such products ("**Products**"); and
4) COSSWISS and CLIENT desire that such development and manufacture will be pursuant to the terms and conditions set forth in this Agreement.

NOW, THEREFORE, the Parties agree as follows:

1. GENERAL OBLIGATIONS OF THE PARTIES

1.1 *Scope of Contract*. Commencing from the Effective Date, the terms and conditions set forth in this Agreement shall apply to any sale and purchase of Products and thereto related services or projects carried out between the Parties, unless a deviation is specifically agreed in writing by the Parties. This Agreement supersedes and replaces any and all prior agreements entered into by and between COSSWISS and CLIENT or any Affiliated company. In this clause, "**Affiliated company**" shall mean an entity directly or indirectly controlling, controlled by or under common

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control with CLIENT, where control may be by either management authority, contract or equity interest.

1.2 Provided CLIENT has fulfilled its obligations in accordance with clause 1.3, COSSWISS undertakes to deliver Products and services in accordance with the terms and conditions of this Agreement.

1.3 CLIENT acknowledges that, in respect of any Product or service, in order for COSSWISS to comply with Time Schedule and to perform all of its other obligations set forth in this Agreement, CLIENT must provide all required approvals (e.g. formula / sample approval etc.) and perform all its other obligations set out in this Agreement, the Purchase Order and / or otherwise ageed in writing between the Parties, in each case in compliance with the Time Schedule. "**Time Schedule**" means the calendar of the dates or the lead times of any relevant deliverables as agreed in writing between the Parties.

2. PRODUCT DEVELOPMENT

2.1. *Development*. COSSWISS shall develop certain product concepts, formulations, branding, and/or packaging (each a "**Product Element**", two or more "**Product Elements**") and shall present such Product Elements to CLIENT for review and approval. CLIENT shall either approve a Product Element or notify COSSWISS of the reasons for its disapproval and propose such revisions as necessary for such Product Element to receive CLIENT's approval, including but not limited to changes to color, texture, scent, active ingredients, packaging, and/or branding. COSSWISS will make revisions and re-submit Product Element(s) to CLIENT for approval until all Product Elements for a particular Product are approved by CLIENT. Any and all texts on packaging, in manuals or otherwise related to the Products shall be communicated with and approved by CLIENT in writing before printing. Such approval may be sent to COSSWISS via e-mail. Product Elements may also subsequently be changed upon mutual written agreement between the Parties.

2.2. CLIENT acknowledges and accepts that COSSWISS may outsource the production and/or manufacturing of product elements to one or more third parties. In such event, COSSWISS will choose, instruct and observe the third party with all due care in order to make sure that production and creation will be in accordance with this Agreement.

2.3. After full payment of the first order of a particular Product, COSSWISS will provide CLIENT with formula sheets or similar with all ingredients used for the manufacturing of the Product.

2.4. At the outset of the project, CLIENT is responsible for communicating in writing to COSSWISS the Relevant territories. "**Relevant territory (-ies)**" means the territory(-ies) in which the Products are intended to be sold. COSSWISS will provide CLIENT with advisory services with regard to relevant legislation to ensure that artwork and formulas are compliant with mandatory regulations in the Relevant territory(-ies).

2.5. CLIENT shall obtain at its own expense any and all authorizations, permits or licenses, required to import, export, sell, ship or divert the Products. COSSWISS may assist CLIENT in providing CLIENT

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with documentation required to obtain necessary authorizations, permits or licenses. Costs levied upon COSSWISS for this assistance will be fully borne by CLIENT.

2.6. *Shelf-life*. Unless otherwise specified for a specific Product, COSSWISS warrants that the Products have a shelf-life of no less than thirty (30) months counted from the date of bulk manufacture, provided the Products have been shipped, stored and handled in an appropriate and dry area, avoiding important thermal shock, at a temperature between 4°C and 25°C, at a maximum humidity of 40%. COSSWISS warranty for defective Products and COSSWISS' liability for damages caused by the defective Products to goods or persons is expressly excluded (i) in case of improper use of the Products (i.e. not in compliance with the usage instructions attached to the Products); and (ii) after the expiration of the Shelf-life of the Products. CLIENT undertakes to provide the same limitations in the warranty given to CLIENT's customers and / or clients.

2.7. CLIENT acknowledges and understands that COSSWISS accepts no responsibility, liability or alike that derives from Statements made by CLIENT or third party in relation to the Products unless the Statements are fully supported by a test carried out in accordance with clause 3.8. "**Statements**" means any and all statements, predicaments, announcements, declarations and claims, written or oral, on the packaging, in CLIENT's marketing communication, advertisement and training manuals, or as the case may be.

3. PROJECT PROPOSAL, PRICE OFFER AND PURCHASE ORDERS ETC.

3.1 *Project Proposal & Price Offer*. When a project has been initiated, COSSWISS will provide the CLIENT with the project proposal (including, but not limited to, information about the Product or Products to be included in the project, design and packaging proposals and a first set of samples) and the thereto connected Price Offer (hereinafter a "**Project Proposal & Price Offer**"). The CLIENT has to place a Purchase Order within the time specified, if any, in the Price Offer. If the CLIENT fails to place a Purchase Order within the set time-limit, the Project Proposal & Price Offer shall be regarded to have lapsed and the Parties shall, without further action necessary and unless a deviation has been specifically agreed in writing between the Parties, be regarded to have agreed that the project in question has been officially cancelled by the CLIENT.

3.2 Price Offers accepted in accordance with clause 3.1 are, unless otherwise expressly stated in the Price Offer and with the exception stated below effective for one (1) year. COSSWISS reserves the right to adjust the price in the event of increased production costs. Such adjustment shall be based on actual increases in raw material or manufacturing and packaging costs, excluding COSSWISS' labor, utility or overhead costs. COSSWISS shall use its best commercial efforts to limit any increases hereunder. Increases exceeding 10% shall be supported by backup documentation and shall be auditable upon reasonable notice by an independent third party reasonably accepted by the Parties. CLIENT shall bear all costs associated for such audit, unless such audit reveals that COSSWISS exceeded the permitted increase, in which case COSSWISS shall bear the costs of the audit and shall credit such overpayment to CLIENT.

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3.3 COSSWISS shall be paid in Swiss Francs (CHF) unless otherwise agreed. Services etc. not included in the Price or expressly mentioned in this Agreement will be discussed with and approved by CLIENT prior to implementation.

3.4 Payment terms: 50% on Purchase Order Confirmation, remaining 50% at the latest on the Delivery Date (as defined in clause 3.5) of the Products. Delays in pick-up of the Products shall not affect the payment terms. Interest will accrue at a rate of 1.5% per month on all amounts that are overdue and shall be paid by CLIENT to COSSWISS upon demand.

3.5 *Purchase Order.* A purchase order for the manufacture of Products ("**Purchase Order**") shall be placed in writing and shall contain the (i) date placed, (ii) quantity requested, (iii) Purchase Order number, (iv)terms of delivery, (v) requested date of delivery, (vi) total invoice amount and (vii) payment terms. All of the foregoing shall be subject to the terms of the AGREEMENT. The Purchase Order shall be in English. "**Delivery**" hereinafter means the date COSSWISS shall make the Products available for pick up at the designated location.

3.6 *Purchase Order Confirmation.* A Purchase Order will be deemed an offer unless and until accepted by COSSWISS by a purchase order confirmation made in writing ("**Purchase Order Confirmation**"), which may be sent via fax or e-mail. If the terms described in the Purchase Order Confirmation differ from the terms proposed by CLIENT in the Purchase Order, it shall be deemed to be a counteroffer and shall be effective if CLIENT accepts such terms in writing.

3.7 The following tests will be carried out on any Product: stability test, challenge test, patch test and compatibility test and other tests mandatory according to law. Ophthalmological test will be carried out on all Products intended for the eye area. The stability test is included in the price of the Product. All other tests are not included in the price of the Products and will be paid for by the CLIENT separately. Optional tests, such as efficacy tests, may also be performed at CLIENT's request and for a separate fee.

3.8 *Minimum Order Quantity ("**MOQ**").* The MOQ is under normal circumstances five thousand (5'000) units per Product. Specific Products may, due to order restrictions or specific terms and conditions of third party suppliers, require a higher MOQ per Product. In such event, COSSWISS will inform the CLIENT before price offer is created.

3.9 *Quantity Tolerances.* Due to the nature of the manufacturing process, production runs may be +/- up to ten percent (10%) of the quantity specified in a confirmed Purchase Order. CLIENT accepts to purchase all finished Products within the production run ranges described in this clause 3.10.

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4. DELIVERY ETC.

4.1 Ex-Works Incoterms latest edition (2010) the location designated by COSSWISS. Consequently CLIENT is solely responsible for all shipping and transportation (including, but not limited to, loading, unloading and all transportation) and all costs and liabilities connected hereto.

4.2 Title to the Products shall be transferred from COSSWISS to CLIENT at the time of full payment of the Products. The risks shall pass upon Delivery of the Products as per Incoterms 2010/ 2020.

4.3 CLIENT shall ensure suitable storage, handling and shipping conditions for the Products in order to guarantee proper conservation and quality of the Products. Unless otherwise communicated by COSSWISS in writing, the Products shall be shipped, stored and handled in an appropriate and dry area, avoiding important thermal shock, at a temperature between 4°C and 25°C, at a maximum humidity of 40%.

4.4 Should the pick up or shipment of the Products be postponed beyond the EXW Delivery Date for any reasons related to CLIENT, it is agreed between the Parties that:

(a) The Products shall be considered delivered on the Delivery Date agreed between the Parties; and

(b) COSSWISS may either (i) store the Products free of charge (but at CLIENT's sole risk) at a place determined by COSSWISS (third party's warehouse of COSSWISS' choice); or (ii) charge CLIENT with the relevant storage costs at the applicable rate at the date of delay.

4.5 Due to the nature of the cooperation, Delivery Dates of Products and dates for completion of the Work will be estimates. Products will under normal circumstances be ready to be delivered in accordance with the Time Schedule, provided CLIENT has been carrying out all its obligations in full compliance with the Time Schedule (including but not limited to timely approval of all product elements) and there is no delay in the delivery of packaging or raw material or other circumstances related to third party suppliers. CLIENT acknowledges and understands that order processing can only start upon full receipt of the first payment at order placement in accordance with clause 3.5. Any delays in payment will have an impact on the Time Schedule and Delivery Date.

4.6 In the event that COSSWISS becomes aware of a potential delay in delivery, COSSWISS shall immediately inform CLIENT and provide an estimate of the new Delivery Date. Should a Product not have been delivered in accordance with the Time Schedule, and this delay is not partly or fully caused by CLIENT's failure to comply with the Time Schedule or its other obligations under this Agreement, and save however a grace period of ten (10) business days, COSSWISS shall compensate CLIENT for costs directly attributable to such delay, such as additional freight costs. This excludes delays due to acts and circumstances attributable to third parties, such as suppliers of raw material or manufacturers. In no event will COSSWISS be liable for any indirect, consequential, special, incidental, exemplary or punitive damages or similar damages or losses of any nature whatsoever, including, without limitation, for any loss of clientele or sales or profits.

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5. QUALITY CONTROL

5.1 "**Defect**", "**Defective**" shall mean, with respect to quality, a material deviation from requirements according to applicable laws, regulations, industry best practice and agreed Technical Specifications and with respect to quantity, a material deviation from clause 3.10 beyond industry best practice. "**Technical Specifications**" means, in relation to each Product, the collection of properties and performance specifications, quality and testing standards on the Products deviating from good manufacturing practice, its technical characteristics and requirements, approved samples defining products good average quality, as agreed in writing by the Parties (including, *inter alia*; product dossiers and quality agreements).

5.2 As soon as possible after delivery, CLIENT shall at its own cost inspect the Products. In case of a Defect, CLIENT shall notify COSSWISS as soon as possible but at the latest thirty (30) days from the Delivery Date of the Product. The notice shall be in writing, must describe the alleged Defects in detail and provide such photographic or other evidence as reasonably necessary.

5.3 Upon timely notice in accordance with clause 5.2, and at its own expense and choice, COSSWISS shall replace or rework Products that are proved to be Defective. COSSWISS shall not be obliged to replace or rework any Products that are defective due to CLIENT's instructions regarding the manufacture, handling or delivery of the Products; or Free-Issue Parts or other material selected or supplied by CLIENT; or actions or events occurring after Delivery Date of the Products, including but not limited to damages occurring during the shipping or transportation process, storage or general handling.

5.4 In the event of a claimed Defect, CLIENT shall to COSSWISS submit a reasonable amount of defect samples. In the event a claimed Defect is contested and if deemed necessary, the Parties shall appoint an independent third party reasonably accepted by the Parties in order to determine the question. CLIENT shall bear all costs associated for such investigation, unless such investigation reveals Defect, in which case COSSWISS shall bear the costs of the investigation and shall credit such overpayment to CLIENT.

5.5 Should hidden defects become manifest in the future but within the shelf-life, CLIENT must notify them within eight (8) days of their discovery. "**Hidden Defect**" means a Defect that could not reasonably be found by diligent and adequate inspection in accordance with clause 5.2. Clauses 5.3 and 5.4 apply.

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6. LIABILITY

6.1 CLIENT shall defend, indemnify and hold harmless COSSWISS, its affiliates, its directors, officers and employees from and against any and all suits, actions, penalties, damages, losses, liabilities, costs (including without limitation, reasonable legal fees) and judgments arising as a result of or in the connection with any successfully adjudicated claim related to (i) the marketing or sale of the Products, (ii) claims that any product element or Free-Issue Parts provided by CLIENT or pursuant to CLIENT's instructions infringes the proprietary rights of any third party, or (iii) claims that any Intellectual Property Rights of CLIENT, contained in the Products, infringes Intellectual Property Rights of a third party, except where caused by COSSWISS' own gross negligence or misconduct.

6.2 COSSWISS shall defend, indemnify and hold harmless CLIENT, its affiliates, its directors, officers and employees from and against any and all suits, actions, penalties, damages, losses, liabilities, costs (including without limitation, reasonable legal fees) and judgments arising as a result of or in the connection with any successfully adjudicated claim as a result of a breach of COSSWISS of its representations and warranties set forth in this Agreement.

6.3 Either Party's liability under the Agreement, regardless of its legal basis, will in any case be limited to foreseeable damages. In no event shall either Party be liable for special or indirect damages.

7. INTELLECTUAL PROPERTY RIGHTS & EXCLUSIVITY

7.1 "**Intellectual Property Rights**" means any and all of the rights throughout the world in, arising out of, or associated with trademarks, trade names, patents, domain names, copyrights and designs, registered or not, and all applications and registrations of such worldwide, and know-how, trade secrets and other intangible proprietary information and any similar or equivalent right to any of the foregoing anywhere in the world.

7.2 Unless otherwise stated and with the limitation stated in this Agreement, all Products are developed exclusively for CLIENT and will not be offered to any other client of COSSWISS. However, nothing herein shall grant CLIENT rights in or to any Product Element (included but not limited to design suggestions, artwork or suggested slogans and marketing concepts, packaging) or Products presented by COSSWISS but rejected by CLIENT.

7.3 The Parties acknowledge and agree that – with the exceptions provided for above and below - intellectual property rights or trade or fabrication secrets, whether registered or not, developed by COSSWISS specifically for one particular Product, if owned by COSSWISS, will become the property of CLIENT after full payment of the first Purchase Order for the Product in question.

7.4 The Parties acknowledge that Intellectual Property Rights owned by, or otherwise forming the property of, a third party supplier, including but not limited to the formula, will remain the property of the third party supplier.

7.5 COSSWISS' Key Standard Components and other Intellectual Property Rights and secrets that were not developed specifically for CLIENT will at all times remain the property of COSSWISS. "**Key**

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Standard Components" shall mean, *inter alia*, key active ingredients, designs and packaging components. COSSWISS grants CLIENT a license to, but not the ownership to, any tangible or intangible intellectual property of COSSWISS contained in the Products. CLIENT shall not have any right to independently manufacture the Products or to have the Products manufactured by a third party, without the prior written consent of COSSWISS. In the event the Products contain tangible and intangible property of a supplier or other third party, this clause applies also hereto.

7.6 The Products will be marketed and sold under a trademark owned by or licensed to CLIENT, in compliance with CLIENT's instructions and for its own and exclusive benefit and risk. CLIENT shall keep COSSWISS fully indemnified for any and all claims or responsibilities by any third party following the use of such trademarks or otherwise connected to CLIENT's intellectual property rights contained in the Products.

8. CONFIDENTIALITY

8.1 "**Confidential Information**" means any information or data which is, or should be reasonably understood to be, confidential or proprietary to the disclosing Party, which may include, without limitation, information relating to proprietary technical, financial, pricing, sales, and / or commercial information, as well as ideas, concepts, designs and inventions and all record bearing media containing or disclosing such Confidential Information which are disclosed pursuant to this Agreement. Confidential Information may be designated as such, or by its nature, inherently, confidential or proprietary. Confidential Information shall not include information which the receiving Party can demonstrate by evidence that would be acceptable to a court of competent jurisdiction: (i) was already in the possession of the receiving Party or any of its affiliates and at the receiving Party's or its affiliates' free use and disposal or in the public domain (through in each case no fault of the receiving Party or any of its affiliates or no breach of this Agreement by the receiving Party) prior to its disclosure by the disclosing party under this Agreement; or (ii) is purchased or otherwise legally acquired by the receiving Party or any of its affiliates at any time from a third person having the right to disclose it; or (iii) comes into the public domain, otherwise than through the fault of the receiving party or any of its affiliates; or (iv) is independently generated by the receiving Party or any of its affiliates without any recourse or reference to the Confidential Information.

8.2 Receiving Party shall not use or disclose the other Party's Confidential Information except as contemplated in this Agreement, and shall not disclose such Confidential Information to any third party except to employees, affiliates and professional advisors (together hereinafter "**Employees**"), who participate directly in the performance of the receiving Party's obligations hereunder or to whom disclosure is necessary in order to fulfil the purposes of this Agreement.

8.3 Disclosures to such Employees shall be subject to such Employees being bound by written obligations of confidentiality and non-use with respect to the other Party's Confidential Information that are at least as restrictive as the provisions of this clause. In particular, the Parties hereto agree

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that they shall not use or disclose the other Party's Confidential Information in order to develop products or services that directly or indirectly compete with the disclosing Party's products or services. Each Party shall protect and safeguard the Confidential Information of the other Party using at least the same degree of care such Party uses to protect its own Confidential Information or of like importance, which in any event shall be at least industry standard levels of protection as appropriate for the nature of the Confidential Information.

8.4 Nothing in this Agreement shall prohibit the receiving Party from disclosing Confidential Information if legally required to do so by judicial or governmental order or in a judicial or governmental proceeding, provided that the receiving Party shall (i) give the disclosing party reasonable notice of such required disclosure prior to disclosure; and (ii)cooperate with the disclosing party in the event that it elects to contest such disclosure or seek a protective order with respect hereto; and (iii) in any event only disclose the exact Confidential Information, or portion thereof, specifically requested by the required disclosure.

9. TERM AND TERMINATION

9.1 This Agreement shall be effective as from the Effective Date and shall be effective until terminated by either Party by a six months' written notice.

9.2 In the event CLIENT terminates the Agreement after start of a project and after payment of the pre-payment for a particular purchase order, and with the exemption of a termination caused by COSSWISS' breach of a material term of the Agreement that has not been cured in accordance with clause 9.3, the pre-payment will be considered compensation to COSSWISS for work performed, for outside expenses and as a cancellation fee and will in no part be refunded to CLIENT.

9.3 Either Party may terminate this Agreement at any time upon sixty (60) days' prior written notice to the other Party, if such other Party breaches a material obligation of this Agreement and fails to cure such breach within a sixty (60) day cure period.

9.4 Either Party may terminate this Agreement at any time, immediately upon written notice to the other Party, if such other Party ceases to conduct business in the normal course (other than through acquisition or merger, if the successor or survivor continues to perform such Party's obligations hereunder), makes an assignment for the benefit of creditors, is liquidated or otherwise dissolved, becomes insolvent, or is adjudicated bankrupt.

9.5 Neither Party shall be responsible for any failure to perform due to unforeseen circumstances or causes beyond its control, including but not limited to acts of God, war, riot, embargoes, change in legislation or regulations, acts of civil or military authorities, fire, floods, accidents, strikes, carrier service interruptions, or shortages of transportation facilities, fuel, energy, labor or materials (a "**Force Majeure Event**"). A Party whose performance is affected by a Force Majeure Event shall

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be excused from such performance to the extent required by the Force Majeure Event so long as such Party takes all reasonable steps to avoid or remove such causes of non-performance and immediately continues performance whenever and to the extent such causes are removed. In the event a Force Majeure Event last for a period in excess of six (6) months, either Party has the right to terminate this Agreement upon notice to the other Party. The termination will have effect as from the date of the other Party's receipt of the termination letter.

9.6 In the event that this Agreement is terminated for any reason, (a) COSSWISS shall immediately for future production cease using all Intellectual Property Rights of CLIENT, and (b) CLIENT shall immediately after the expiration of the shelf-life of the Products cease using all Intellectual Property Rights of COSSWISS, and (c) both Parties shall at the other Party's option and to the extent commercially reasonable and permitted under applicable record retention requirements, destroy or deliver to such other Party all tangible items containing any Confidential Information of such other Party and all other Confidential Information within such other Party's possession and control; and (d) comply with all other applicable provisions of this Agreement.

10. MISCELLANEOUS

10.1 The appendices to this Agreement constitute an integral part of this Agreement.

10.2 Unless otherwise specified in this Agreement, all notices relating to the Agreement shall be written in English, signed by an authorized officer and be sent via registered mail with return receipt requested or courier to the other Party at the address specified above (or a new address notified by the same method). A notice shall also be considered to be made "in writing" if it is sent via e-mail to the receiving Party.

10.3 Neither Party hereto shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the other Party.

10.4 This Agreement shall be governed by the laws of Switzerland with respect to all matters including the effect, construction and performance hereof, with the exclusion of the rules on conflict of laws and international treaties (in particular the Vienna Convention on the International Sale of Goods dated 11 April 1980; CISG).

10.5 Any dispute, controversy or claim arising out of, or in relation to, this Agreement shall, when possible, be settled through conciliation without any formalities and in good faith. When this is not possible, the sole and exclusive venue shall be the competent courts in Zurich, Switzerland.

10.6 If any provision of this Agreement is void or unenforceable, the provision shall be deemed to have no effect or to be not included in the terms of this Agreement, but none of the remaining terms of the Agreement shall become void. In this case, the Parties shall make an effort to replace the void or unenforceable provision with a new provision closest to the content of the void or unenforceable provision.

10.7 All amendments of, additions to or deviations from the terms of this Agreement and its appendices must be agreed between the Parties in writing, identified as an amendment , addition

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or deviation to this Agreement, signed by one or more authorized officers of each Party and annexed to the Agreement. An amendment shall also be considered to be made "in writing" if the signed document is scanned and sent via e-mail to the receiving Party.

10.8 Neither Party will attempt to hire any employee or key third party vendor or consultant of the other Party without the express written consent of such Party.

10.9 This Agreement has been fully and freely negotiated by the Parties, shall be considered as having been drafted jointly by the Parties, and shall be interpreted and construed as if so drafted, without construction in favor of or against any party on account of its participation in the drafting hereof.

10.10 The headings of sections and subsections have been included for convenience only and shall not be considered in interpreting this Agreement.

10.11 This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, and all of which together shall constitute one and the same Agreement. This Agreement may be executed and delivered via electronic means with the same force and effect as if it were executed and delivered by the Parties simultaneously in the presence of one another.

10.12 Each Party shall, without further consideration, execute and deliver such additional documents and instruments and perform all such other and further actions as may be necessary or reasonably requested in order to carry out the purposes and intents of this Agreement.

10.13 Each signatory to this Agreement has signature authority and has been duly authorized to execute this Agreement on behalf of the party designated below.

Cosswiss AG

Represented by:

PRINT: Robin Hargarde

POSITION: Legal Counsel

COSSWISS AG

Kerluxe Inc.

Represented by:

Tony Pujara

PRINT: Tony Pujara

POSITION: CEO

KERLUXE